January 28, 2004


VIA EDGAR
U.S. Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, DC 20549
                  Re:     PBHG Funds
                          Post Effective Amendments - Application for Withdrawal File Nos. 002-99810 and 811-04391
                          CIK #: 0000775180

Ladies and Gentlemen:

                  Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), PBHG Funds (the "Registrant") hereby requests that (i) Post-Effective Amendment No. 69 under the Act (No. 67 under the Investment Company Act of 1940 (the "Company Act")) to the Registration Statement on Form N-1A, filed on October 15, 2003 pursuant to Rule 485(a) of the Act (accession No. 0001135428-03-000547) to register shares of four new series, PBHG Asset Allocation Conservative Portfolio, PBHG Asset Allocation Moderate Portfolio, PBHG Asset Allocation Moderate Growth Portfolio, and PBHG Asset Allocation Growth Portfolio, together with all exhibits thereto ("PEA 69"), and (ii) Post Effective Amendment No. 71 under the Act (No. 69 under the Company Act) to the Registration Statement on Form N-1A, filed on December 29, 2003 (accession No. 0001135428-03-000631) to delay the effective date of PEA 69 (collectively the "Amendments"), be withdrawn.

                  The Registrant is requesting that the Amendments be withdrawn as it has decided to delay the offering of these securities. No securities have been sold in connection with the Amendments.

                  Please contact the undersigned with any questions you may have concerning this application.

                                                     Sincerely,

                                                     /s/   John M. Zerr
                                                     -----------------------
                                                     John M. Zerr
                                                     Vice President & Secretary
                                                     PBHG Funds

cc:      Randy Koch, Esquire
         Division of Investment Management